INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

CN | 2024 Quarterly Review – Third Quarter 9

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2024	2023	2024	2023
Revenues (Note 3)	$4,110	$3,987	$12,688	$12,357
Operating expenses
Labor and fringe benefits	795	773	2,539	2,332
Purchased services and material	566	534	1,715	1,698
Fuel	519	486	1,579	1,528
Depreciation and amortization	475	457	1,403	1,354
Equipment rents	93	89	294	262
Other	147	131	461	404
Loss on assets held for sale (Note 4)	—	—	78	—
Total operating expenses	2,595	2,470	8,069	7,578
Operating income	1,515	1,517	4,619	4,779
Interest expense	(230)	(185)	(660)	(523)
Other components of net periodic benefit income (Note 5)	114	121	341	360
Other income (loss)	10	(2)	44	—
Income before income taxes	1,409	1,451	4,344	4,616
Income tax expense	(324)	(343)	(1,042)	(1,121)
Net income	$1,085	$1,108	$3,302	$3,495
Earnings per share (Note 6)
Basic	$1.72	$1.69	$5.20	$5.28
Diluted	$1.72	$1.69	$5.19	$5.27
Weighted-average number of shares (Note 6)
Basic	629.6	654.3	635.1	661.4
Diluted	630.5	655.6	636.2	662.9
Dividends declared per share	$0.8450	$0.7900	$2.5350	$2.3700
See accompanying notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Net income	$1,085	$1,108	$3,302	$3,495
Other comprehensive income (loss) (Note 9)
Net gain (loss) on foreign currency translation	(53)	89	95	2
Net change in pension and other postretirement benefit plans (Note 5)	12	—	39	(2)
Derivative instruments (Note 11)	(16)	59	(19)	77
Other comprehensive income (loss) before income taxes	(57)	148	115	77
Income tax recovery (expense)	(17)	21	26	(18)
Other comprehensive income (loss)	(74)	169	141	59
Comprehensive income	$1,011	$1,277	$3,443	$3,554
See accompanying notes to Interim Consolidated Financial Statements.
10 CN | 2024 Quarterly Review – Third Quarter

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		September 30	December 31
In millions	As at	2024	2023
Assets
Current assets
Cash and cash equivalents		$273	$475
Restricted cash and cash equivalents (Note 7)		425	449
Accounts receivable		1,243	1,300
Material and supplies		725	699
Other current assets		377	166
Total current assets		3,043	3,089
Properties		46,194	44,617
Operating lease right-of-use assets		372	424
Pension asset		3,467	3,140
Deferred income tax assets		659	682
Intangible assets, goodwill and other		746	714
Total assets		$54,481	$52,666

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,640	$2,695
Current portion of long-term debt		2,079	2,340
Total current liabilities		4,719	5,035
Deferred income tax liabilities		10,398	10,066
Other liabilities and deferred credits		563	522
Pension and other postretirement benefits		487	495
Long-term debt		18,619	16,133
Operating lease liabilities		237	298
Total liabilities		35,023	32,549
Shareholders' equity
Common shares		3,477	3,512
Common shares in Share Trusts		(128)	(144)
Additional paid-in capital		360	373
Accumulated other comprehensive loss (Note 9)		(2,138)	(2,279)
Retained earnings		17,887	18,655
Total shareholders' equity		19,458	20,117
Total liabilities and shareholders' equity		$54,481	$52,666
See accompanying notes to Interim Consolidated Financial Statements.

CN | 2024 Quarterly Review – Third Quarter 11

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at June 30, 2024	631.3	0.9	$3,484	$(129)	$364	$(2,064)	$17,749	$19,404
Net income							1,085	1,085
Stock options exercised	0.1		7		(1)			6
Settlement of equity settled awards	—	—		8	(9)		(1)	(2)
Stock-based compensation and other					6		(1)	5
Repurchase of common shares (Note 7)	(2.5)		(14)				(413)	(427)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive loss (Note 9)						(74)		(74)
Dividends							(532)	(532)
Balance at September 30, 2024	628.8	1.0	$3,477	$(128)	$360	$(2,138)	$17,887	$19,458

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117
Net income							3,302	3,302
Stock options exercised	0.4		44		(6)			38
Settlement of equity settled awards	0.4	(0.4)		58	(73)		(42)	(57)
Stock-based compensation and other					66		(2)	64
Repurchase of common shares (Note 7)	(14.4)		(79)				(2,419)	(2,498)
Share purchases by Share Trusts	(0.3)	0.3		(42)				(42)
Other comprehensive income (Note 9)						141		141
Dividends							(1,607)	(1,607)
Balance at September 30, 2024	628.8	1.0	$3,477	$(128)	$360	$(2,138)	$17,887	$19,458
See accompanying notes to Interim Consolidated Financial Statements.

12 CN | 2024 Quarterly Review – Third Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at June 30, 2023	657.5	1.1	$3,573	$(142)	$369	$(2,079)	$18,677	$20,398
Net income							1,108	1,108
Stock options exercised	—		2		—			2
Settlement of equity settled awards	0.1	(0.1)		6	(8)		—	(2)
Stock-based compensation and other					14		—	14
Repurchase of common shares (Note 7)	(7.7)		(42)				(1,154)	(1,196)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive income (Note 9)						169		169
Dividends							(515)	(515)
Balance at September 30, 2023	649.8	1.1	$3,533	$(143)	$375	$(1,910)	$18,116	$19,971

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
Net income							3,495	3,495
Stock options exercised	0.3		38		(5)			33
Settlement of equity settled awards	0.4	(0.4)		48	(65)		(25)	(42)
Stock-based compensation and other					64		(1)	63
Repurchase of common shares (Note 7)	(21.8)		(118)				(3,320)	(3,438)
Share purchases by Share Trusts	(0.1)	0.1		(21)				(21)
Other comprehensive income (Note 9)						59		59
Dividends							(1,562)	(1,562)
Balance at September 30, 2023	649.8	1.1	$3,533	$(143)	$375	$(1,910)	$18,116	$19,971
See accompanying notes to Interim Consolidated Financial Statements.

CN | 2024 Quarterly Review – Third Quarter 13

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Operating activities
Net income	$1,085	$1,108	$3,302	$3,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	475	457	1,403	1,354
Pension income and funding	(95)	(104)	(288)	(314)
Deferred income taxes	152	124	307	303
Loss on assets held for sale (Note 4)	—	—	78	—
Changes in operating assets and liabilities:
Accounts receivable	(5)	(55)	73	89
Material and supplies	59	8	(23)	(62)
Accounts payable and other	1	(81)	(288)	(533)
Other current assets	70	(6)	(23)	15
Other operating activities, net	32	61	163	205
Net cash provided by operating activities	1,774	1,512	4,704	4,552
Investing activities
Property additions	(1,176)	(917)	(2,605)	(2,253)
Other investing activities, net	(14)	(14)	(39)	(25)
Net cash used in investing activities	(1,190)	(931)	(2,644)	(2,278)
Financing activities
Issuance of debt (Note 7)	1,011	—	3,117	1,730
Repayment of debt	(17)	(11)	(528)	(238)
Change in commercial paper, net (Note 7)	(675)	1,073	(756)	1,312
Settlement of foreign exchange forward contracts on debt (Note 11)	(15)	23	(2)	21
Issuance of common shares for stock options exercised	6	2	38	33
Withholding taxes remitted on the net settlement of equity settled awards (Note 8)	(1)	(1)	(52)	(38)
Repurchase of common shares	(438)	(1,194)	(2,450)	(3,399)
Purchase of common shares for settlement of equity settled awards	(1)	(1)	(5)	(4)
Purchase of common shares by Share Trusts	(7)	(7)	(42)	(21)
Dividends paid	(532)	(515)	(1,607)	(1,562)
Net cash used in financing activities	(669)	(631)	(2,287)	(2,166)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(1)	2	1	—
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(86)	(48)	(226)	108
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	784	990	924	834
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$698	$942	$698	$942
Cash and cash equivalents, end of period	$273	$491	$273	$491
Restricted cash and cash equivalents, end of period	425	451	425	451
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$698	$942	$698	$942
Supplemental cash flow information
Interest paid	$(265)	$(256)	$(716)	$(622)
Income taxes paid	$(262)	$(279)	$(933)	$(987)
See accompanying notes to Interim Consolidated Financial Statements.
14 CN | 2024 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2023 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2023 and have not been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU will improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision-making process. The Company manages its operations as one business segment over a single network with operations in Canada and the U.S. with the Chief Executive Officer identified as its CODM. The Company has identified consolidated net income and EPS to be its profit measures reviewed by the CODM. The ASU requires single reportable segment entities to apply all disclosure requirements in Topic 280 and the ASU.

The ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The Company has not early adopted the ASU and will include the relevant disclosure within the 2024 Annual Consolidated Financial Statements and 2025 Interim Financial Statements.

ASU 2023-09 Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

CN | 2024 Quarterly Review – Third Quarter 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Other recently issued ASUs required to be applied on or after September 30, 2024 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Revenues

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Freight revenues
Petroleum and chemicals	$839	$758	$2,546	$2,334
Metals and minerals	502	515	1,560	1,541
Forest products	467	466	1,462	1,457
Coal	229	242	691	768
Grain and fertilizers	786	722	2,384	2,271
Intermodal	882	880	2,881	2,875
Automotive	217	237	688	687
Total freight revenues	3,922	3,820	12,212	11,933
Other revenues	188	167	476	424
Total revenues (1)	$4,110	$3,987	$12,688	$12,357

Revenues by geographic area
Canada	$2,825	$2,728	$8,832	$8,450
United States (U.S.)	1,285	1,259	3,856	3,907
Total revenues (1)	$4,110	$3,987	$12,688	$12,357
(1)As at September 30, 2024, the Company had remaining performance obligations related to freight in-transit, for which revenues of $80 million ($89 million as at September 30, 2023) are expected to be recognized in the next period.

Contract liabilities

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Beginning balance	$104	$41	$95	$28
Revenue recognized included in the beginning balance	(7)	(11)	(14)	(12)
Increase due to consideration received, net of revenue recognized	56	18	72	32
Ending balance	$153	$48	$153	$48
Current portion - Ending balance	$6	$10	$6	$10

4 – Assets held for sale

On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. CN will retain the requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period. CN has met the criteria for classification of the related track and roadway assets as assets held for sale and accordingly has recorded a loss of $78 million ($58 million after-tax) to adjust the carrying value to the nominal selling price. The transaction will be completed when the remaining conditions precedent to closing are satisfied and at that time CN is expected to recognize an operating lease right-of-use asset and a related liability for the retained rights. As at September 30, 2024, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of the assets held for sale.

16 CN | 2024 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
5 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2023 Annual Consolidated Financial Statements.

	Three months ended September 30				Nine months ended September 30
	Pensions		Other postretirement benefits		Pensions		Other postretirement benefits
In millions	2024	2023	2024	2023	2024	2023	2024	2023
Current service cost	$23	$21	$1	$1	$69	$62	$1	$1
Other components of net periodic benefit income:
Interest cost	168	175	2	1	502	527	5	5
Expected return on plan assets	(296)	(297)	—	—	(887)	(890)	—	—
Amortization of prior service credit	—	—	(2)	(1)	—	—	(3)	(3)
Amortization of net actuarial loss (gain)	16	2	(2)	(1)	47	5	(5)	(4)
Total Other components of net periodic benefit income	(112)	(120)	(2)	(1)	(338)	(358)	(3)	(2)
Net periodic benefit income (1)	$(89)	$(99)	$(1)	$—	$(269)	$(296)	$(2)	$(1)
(1)In the second quarters of 2024 and 2023, the Company revised its estimate of full year net periodic benefit income for pensions to reflect updated plan demographic information and the resulting impacts were not significant.

Pension contributions
Pension contributions for all plans for the nine months ended September 30, 2024 and 2023 were $51 million and $38 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2023, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions. For all of 2024, the Company expects to make total contributions of approximately $70 million for all other pension plans, and includes the impact of affected non-unionized members transferring from the Company's defined benefit pension plans to defined contribution pension plans effective April 1, 2024.

6 – Earnings per share

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2024	2023	2024	2023
Net income	$1,085	$1,108	$3,302	$3,495
Weighted-average basic shares outstanding	629.6	654.3	635.1	661.4
Dilutive effect of stock-based compensation	0.9	1.3	1.1	1.5
Weighted-average diluted shares outstanding	630.5	655.6	636.2	662.9
Basic earnings per share	$1.72	$1.69	$5.20	$5.28
Diluted earnings per share	$1.72	$1.69	$5.19	$5.27
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	1.4	1.0	1.2	1.0
Performance share units	0.6	0.6	0.3	0.5

CN | 2024 Quarterly Review – Third Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
7 – Financing activities

For details on the Company's available financing sources, see Note 16 – Debt to the Company's 2023 Annual Consolidated Financial Statements. For the nine months ended September 30, 2024, the following changes occurred:

Notes and debentures
For the nine months ended September 30, 2024, the Company issued the following:
•On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million; and
•On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million.

For the nine months ended September 30, 2023, the Company issued and repaid the following:
•On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million; and
•On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity.

Revolving credit facilities
On March 28, 2024, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2027 and March 31, 2029. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2026. On March 28, 2024, the Company amended its revolving credit facilities to transition from the Canadian Dollar Offered Rate (CDOR) to the Canadian Overnight Repo Rate Average (CORRA). The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and CORRA, plus applicable margins, based on CN's credit ratings. Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as at September 30, 2024.

As at September 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under these revolving credit facilities and there were no draws during the nine months ended September 30, 2024.

Equipment loans
On March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR, CORRA or CDOR plus applicable margins.

During the first nine months of 2024, the Company repaid $45 million of its equipment loans and on March 22, 2024, issued a $412 million equipment loan under these facilities. As at September 30, 2024 and December 31, 2023, the Company had outstanding borrowings of $1,059 million and $677 million, respectively, at a weighted-average interest rate of 5.42% and 6.09%, respectively, and had $366 million and $769 million available to be drawn under these facilities, respectively.

Commercial paper
As at September 30, 2024 and December 31, 2023, the Company had total commercial paper borrowings of US$873 million ($1,182 million) and US$1,360 million ($1,801 million), respectively, at a weighted-average interest rate of 5.30% and 5.63%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

18 CN | 2024 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Commercial paper with maturities less than 90 days
Issuance	$5,398	$4,077	$12,774	$10,123
Repayment	(5,519)	(3,341)	(13,327)	(9,581)
Change in commercial paper with maturities less than 90 days, net	$(121)	$736	$(553)	$542
Commercial paper with maturities of 90 days or greater
Issuance	$—	$762	$1,472	$1,768
Repayment	(554)	(425)	(1,675)	(998)
Change in commercial paper with maturities of 90 days or greater, net	$(554)	$337	$(203)	$770
Change in commercial paper, net	$(675)	$1,073	$(756)	$1,312

Accounts receivable securitization program
On March 20, 2024, the Company extended the term of its agreement by one year to February 2, 2026.

In the first nine months of 2024, the Company had proceeds from the accounts receivable securitization program of $450 million and repayments of $450 million.

As at September 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under the accounts receivable securitization program and had $450 million available under this facility.

Bilateral letter of credit facilities
On March 28, 2024, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2027.

As at September 30, 2024, the Company had outstanding letters of credit of $325 million ($337 million as at December 31, 2023) under the committed facilities from a total available amount of $361 million ($361 million as at December 31, 2023) and $142 million ($152 million as at December 31, 2023) under the uncommitted facilities.

As at September 30, 2024, included in Restricted cash and cash equivalents was $325 million ($339 million as at December 31, 2023) pledged as collateral under the committed bilateral letter of credit facilities, $90 million ($100 million as at December 31, 2023) pledged as collateral under the uncommitted bilateral letter of credit facilities, and $10 million held in escrow ($10 million as at December 31, 2023).

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2024 and January 31, 2025. As at September 30, 2024, the Company had repurchased 12.3 million common shares for $2,092 million under its current NCIB.

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on net share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $48 million for the net share repurchases made in the first nine months of 2024, which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The tax obligation is required to be paid within the first quarter of the following year.

The Company repurchased 28.7 million common shares under its previous NCIB effective between February 1, 2023 and January 31, 2024, which allowed for the repurchase of up to 32.0 million common shares.

CN | 2024 Quarterly Review – Third Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2024	2023	2024	2023
Number of common shares repurchased	2.5	7.7	14.4	21.8
Weighted-average price per share (1)	$165.40	$153.92	$172.96	$157.41
Amount of repurchase (1)(2)	$427	$1,196	$2,498	$3,438
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

8 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans other than the changes specified below is provided in Note 20 – Stock-based compensation to the Company's 2023 Annual Consolidated Financial Statements.

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Share Units Plan (1)	$(6)	$3	$26	$25
Voluntary Incentive Deferral Plan (VIDP) (2)	—	—	1	—
Stock option awards	3	3	9	9
Employee Share Investment Plan (ESIP)	7	6	21	19
Total stock-based compensation expense	$4	$12	$57	$53
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$1	$3	$14	$13
Excess tax benefit recognized in income	$—	$—	$15	$10
(1)Performance share unit (PSU) awards and restricted share unit (RSU) awards are granted under the Share Units Plan. PSU-ROIC awards and PSU-TSR awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, and on the level of attainment of a target total shareholder return (TSR) market condition, respectively, as defined by the award agreement, over the plan period of three years. RSU awards settle depending on continued employment throughout the plan period, and are not subject to market or performance conditions.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan

	PSUs-ROIC (1)		PSUs-TSR (2)		RSUs (3)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions		In millions
Outstanding at December 31, 2023	0.7	$78.29	0.4	$166.89	0.1	$137.31
Granted (4)	0.2	$166.66	0.1	$217.75	0.1	$166.66
Settled (5)	(0.2)	$64.50	(0.1)	$148.02	—	$—
Forfeited	(0.1)	$87.89	—	$168.25	—	$165.39
Outstanding at September 30, 2024	0.6	$109.18	0.4	$189.74	0.2	$155.93
(1)The grant date fair value of equity settled PSU-ROIC awards granted in 2024 of $32 million is valued based on the closing share price of the Company's stock on the date of the grant. The Company assesses the probability of performance vesting criteria on a quarterly basis. As at September 30, 2024, total unrecognized compensation cost related to all outstanding awards was $1 million and is expected to be recognized over a weighted-average period of 0.3 years. PSU-ROIC awards granted as of January 1, 2024 are not conditional upon the attainment of a minimum share price market condition for settlement.
(2)The grant date fair value of equity settled PSU-TSR awards granted in 2024 of $27 million is calculated using a Monte Carlo simulation model. As at September 30, 2024, total unrecognized compensation cost related to all outstanding awards was $27 million and is expected to be recognized over a weighted-average period of 1.9 years. The Company's TSR as of January 1, 2024 is measured relative to the S&P North American LargeMidCap transportation index.
(3)The grant date fair value of equity settled RSU awards granted in 2024 of $18 million is valued based on the closing share price of the Company's stock on the date of the grant. As at September 30, 2024, total unrecognized compensation cost related to all outstanding awards was $15 million and is expected to be recognized over a weighted-average period of 2.2 years.
(4)Units granted in lieu of dividends are included for the Share Unit Plan awards granted as of January 1, 2024. As they relate to a minimal amount of units, they have not been quantified.
(5)Equity settled PSU-ROIC awards granted in 2021 met the minimum share price condition for settlement and attained a performance vesting factor of 190%. Equity settled PSU-TSR awards granted in 2021 attained a performance vesting factor of 119%. In the first quarter of 2024, these awards were settled, net of the remittance of the participants' withholding tax obligation of $46 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

20 CN | 2024 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Voluntary Incentive Deferral Plan

	DSUs (1)
	Units	Weighted-average grant date fair value
	In millions
Outstanding at December 31, 2023	0.3	$112.66
Granted	0.1	$175.06
Settled (2)	(0.1)	$106.19
Outstanding at September 30, 2024 (3)	0.3	$120.40
(1)The grant date fair value of equity settled DSU awards granted in 2024 of $4 million is calculated using the Company's stock price on the grant date. As at September 30, 2024, the aggregate intrinsic value of all equity settled DSU awards outstanding amounted to $51 million.
(2)For the nine months ended September 30, 2024, the Company purchased common shares for the settlement of equity settled DSUs, net of the remittance of the participants withholding tax obligation of $4 million.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period have not been quantified as they relate to a minimal number of units.

As at September 30, 2024 the liability for cash settled DSU awards was $5 million based on a closing stock price of $158.37 ($5 million based on a closing stock price of $166.55 as at December 31, 2023).

Stock option awards

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2023 (1)	3.3	$127.64
Granted (2)	0.4	$166.65
Exercised	(0.4)	$99.91
Forfeited	(0.1)	$153.76
Outstanding at September 30, 2024 (1)(2)(3)	3.2	$136.91
Exercisable at September 30, 2024 (1)(3)	1.8	$122.49
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2024 of $14 million ($36.55 per option) is calculated using the Black-Scholes option-pricing model. The options granted in 2024 vest over a four-year period compared to a five-year period for options granted in the years 2020 to 2023. As at September 30, 2024, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 3.0 years.
(3)The weighted-average term to expiration of options outstanding was 6.2 years and the weighted-average term to expiration of exercisable stock options was 4.9 years. As at September 30, 2024, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $75 million and the aggregate intrinsic value of stock options exercisable amounted to $66 million.

Employee Share Investment Plan

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2023	0.2	$156.40
Company contributions	0.2	$167.40
Forfeited	(0.1)	$163.67
Vested (1)	(0.1)	$157.91
Unvested contributions at September 30, 2024 (2)	0.2	$163.84
(1)As at September 30, 2024, total fair value of units purchased with Company contributions that vested in 2024 was $21 million.
(2)As at September 30, 2024, total unrecognized compensation cost related to all outstanding awards was $17 million and is expected to be recognized over the next twelve months.

CN | 2024 Quarterly Review – Third Quarter 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
9 – Accumulated other comprehensive loss

The following tables present the changes in Accumulated other comprehensive loss by component for the three and nine months ended September 30, 2024 and 2023:

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at June 30, 2024	$(23)	$(2,976)	$96	$(2,903)	$839	$(2,064)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	(186)			(186)	—	(186)
Translation of US dollar debt (3)	133			133	(17)	116
Derivative instruments (4)			(15)	(15)	4	(11)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		14		14	(4)	10
Amortization of prior service credit		(2)		(2)	—	(2)
Amortization of gain on treasury locks			(1)	(1)	—	(1)
Other comprehensive income (loss)	(53)	12	(16)	(57)	(17)	(74)
Balance at September 30, 2024	$(76)	$(2,964)	$80	$(2,960)	$822	$(2,138)

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2023	$(171)	$(3,003)	$99	$(3,075)	$796	$(2,279)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	332			332	—	332
Translation of US dollar debt (3)	(237)			(237)	32	(205)
Derivative instruments (4)			(15)	(15)	4	(11)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		42		42	(11)	31
Amortization of prior service credit		(3)		(3)	—	(3)
Amortization of gain on treasury locks			(4)	(4)	1	(3)
Other comprehensive income (loss)	95	39	(19)	115	26	141
Balance at September 30, 2024	$(76)	$(2,964)	$80	$(2,960)	$822	$(2,138)
Footnotes to the tables follow on the next page.

22 CN | 2024 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at June 30, 2023	$(157)	$(2,671)	$21	$(2,807)	$728	$(2,079)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	364			364	—	364
Translation of US dollar debt (3)	(275)			(275)	36	(239)
Derivative instruments			59	59	(15)	44
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		1		1	—	1
Amortization of prior service credit		(1)		(1)	—	(1)
Other comprehensive income	89	—	59	148	21	169
Balance at September 30, 2023	$(68)	$(2,671)	$80	$(2,659)	$749	$(1,910)

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2022	$(70)	$(2,669)	$3	$(2,736)	$767	$(1,969)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	17			17	—	17
Translation of US dollar debt (3)	(15)			(15)	1	(14)
Derivative instruments			77	77	(19)	58
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		1		1	—	1
Amortization of prior service credit		(3)		(3)	—	(3)
Other comprehensive income (loss)	2	(2)	77	77	(18)	59
Balance at September 30, 2023	$(68)	$(2,671)	$80	$(2,659)	$749	$(1,910)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)Foreign exchange gains or losses on translation of net investment in foreign operations.
(3)Foreign exchange gains or losses on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(4)Cumulative gains or losses of treasury locks are included in Derivative instruments. See Note 11 – Financial instruments for additional information.
(5)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit income. See Note 5 – Pensions and other postretirement benefits for additional information.

CN | 2024 Quarterly Review – Third Quarter 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
10 – Major commitments and contingencies

Purchase commitments
As at September 30, 2024, the Company had fixed and variable commitments to purchase engineering services, locomotives, rail, information technology services and licenses, railroad cars, wheels, rail ties as well as other equipment and services with a total estimated cost of $2,593 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at September 30, 2024, the Company had aggregate reserves for personal injury and other claims of $285 million, of which $59 million was recorded as a current liability ($311 million as at December 31, 2023, of which $51 million was recorded as a current liability).

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at September 30, 2024, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Additional information relating to the Company's environmental matters is provided in Note 22 – Major commitments and contingencies to the Company's 2023 Annual Consolidated Financial Statements.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that it is a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

As at September 30, 2024, the Company had aggregate accruals for environmental costs of $56 million, of which $38 million was recorded as a current liability ($58 million as at December 31, 2023, of which $39 million was recorded as a current liability). The Company anticipates that the liability at September 30, 2024 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.
24 CN | 2024 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 22 – Major commitments and contingencies to the Company's 2023 Annual Consolidated Financial Statements.

As at September 30, 2024, the Company had outstanding letters of credit of $325 million ($337 million as at December 31, 2023) under the committed bilateral letter of credit facilities and $142 million ($152 million as at December 31, 2023) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $141 million ($157 million as at December 31, 2023), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at September 30, 2024, the maximum potential liability under these guarantee instruments was $608 million ($646 million as at December 31, 2023), of which $564 million ($603 million as at December 31, 2023) related to other employee benefit liabilities and workers' compensation and $44 million ($43 million as at December 31, 2023) related to other liabilities. The guarantee instruments expire at various dates between 2024 and 2025.

As at September 30, 2024, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

11 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
As at September 30, 2024, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,490 million (US$1,496 million as at December 31, 2023). These outstanding contracts are at a weighted-average exchange rate of $1.35 per US$1.00 ($1.37 per US$1.00 as at December 31, 2023) with exchange rates ranging from $1.35 to $1.37 per US$1.00 ($1.34 to $1.39 per US$1.00 as at December 31, 2023). The weighted-average term of the contracts is 60 days (77 days as at December 31, 2023) with terms ranging from 14 days to 125 days (26 days to 178 days as at December 31, 2023). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three and nine months ended September 30, 2024, the Company recorded a loss of $22 million and a gain of $53 million, respectively, related to foreign exchange forward contracts compared to gains of $50 million and $23 million, respectively, for the same periods in 2023. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income (loss).

As at September 30, 2024, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $2 million and $6 million, respectively ($nil and $64 million, respectively, as at December 31, 2023).

Interest rate risk
During the third quarter of 2024, the Company entered into treasury lock agreements to hedge US Treasury benchmark rates related to expected debt issuances in 2024. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. In conjunction with the September 18, 2024 debt issuance, the Company settled a notional US$500 million ($680 million) of treasury locks, resulting in a cumulative loss of $15 million. The cash outflows were included in operating activities in the Consolidated Statements of Cash Flows, and the loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income. As at September 30, 2024, there were no treasury locks outstanding ($nil as at December 31, 2023).

CN | 2024 Quarterly Review – Third Quarter 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at September 30, 2024, the Company's debt, excluding finance leases, had a carrying amount of $20,691 million ($18,435 million as at December 31, 2023) and a fair value of $20,258 million ($17,844 million as at December 31, 2023). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

26 CN | 2024 Quarterly Review – Third Quarter